[Reference Translation]

July 5, 2016

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

Securities exchanges throughout Japan)

Name and Title of Contact Person:

Yasushi Kyoda, General Manager,

Accounting Division

  (Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment) conducted in June pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on May 11, 2016, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	25,044,200 shares

3. Total purchase price:	139,541,572,600 JPY

4. Method of acquisition:	Purchase in the market through a trust bank

5. Period of repurchase:	From June 1, 2016 to June 23, 2016

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on May 11, 2016 (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment)

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	100 million shares (maximum)

(3) Total purchase price for repurchase of shares	500 billion JPY (maximum)

(4) Period of repurchase	From May 18, 2016 to November 17, 2016

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of June 30, 2016)

(1) Total number of shares repurchased:	26,471,900 shares

(2) Total purchase price for repurchased shares:	147,791,307,200 JPY